Exclusive Purchase Option Agreement

As of 9/28/2021

This exclusive purchase option agreement (the “Option Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Bordeaux Index Ltd. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will supply the Asset(s) to the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of eight (8) weeks from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon sourcing, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

-Bordeaux Index Ltd operates in the UK and uses the Great British Pound. In a scenario where the GBP/USD conversion rate changes materially during the option period, each party reserves the right to change the Total Acquisition Cost. Proper disclosure will be made if there is a change to the Total Acquisition Cost. A change of +500 basis points or -500 basis points constitutes a material conversion rate change.

Asset Table

Piemonte Collection
Wine	Vintage	Bottles	Notes
L Sandrone Barolo Le Vigne	2016	30
B Giacosa Barbaresco Riserva Asili	2016	24
G Rinaldi Barolo Le Coste	2006	36
Viette Barolo Riserva Villero	2013	24
G Conterno Barolo Montfortino Reserva	2014	36
G Conterno Barolo Montfortino Reserva	2013	36

Description:	Piemonte Collection
Total Acquisition Cost:	$137,100
Consideration: Cash (%) Equity (%) Total	$137,100 (100%) (0%) $137,100
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/ Matthew O’Connell

VV Markets	Seller
Name: Nicholas King	Name: Matthew O’Connell
Title: Chief Executive Officer	Title: Director